Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the six months ended November 30, 2013 and 2012 and the years ended May 31, 2013, 2012, 2011, 2010 and 2009 is set forth below.

	Six Months Ended November 30,			Fiscal Year Ended May 31,
(in millions)	2013	2012		2013	2012	2011	2010		2009
Earnings:
Earnings (loss) before income taxes	$10.8	$(171.3)		$(741.1)	$(590.8)	$(1,064.6)	$(141.7)		$(920.4)
Add: Fixed charges (per below)	$193.3	$222.0		$398.8	$479.8	$498.9	$516.4		$550.3

Total earnings (loss)	$204.1	$50.7		$(342.3)	$(111.0)	$(565.7)	$374.7		$(370.1)
Fixed charges:
Interest expense(2)	$193.3	$222.0		$398.8	$479.8	$498.9	$516.4		$550.3

Total fixed charges	$193.3	$222.0		$398.8	$479.8	$498.9	$516.4		$550.3

Ratio of earnings to fixed charges	1.1	N/A	(1)	N/A (1)	N/A (1)	N/A (1)	N/A	(1)	N/A (1)

(1)	Earnings were inadequate to cover fixed charges for the six months ended November 30, 2012 by $171.3 million and the years ended May 31, 2013, 2012, 2011, 2010 and 2009 by $741.1 million, $590.8 million, $1,064.6 million, $141.7 million and $920.4 million, respectively.
(2)	Interest expense includes the amortization of deferred financing costs and bond premium.